Exhibit 12.1

CubeSmart

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,					Six Months Ended June 30,
	2008	2009	2010	2011	2012	2012	2013
Earnings before fixed charges:
Add:
(Loss) income from continuing operations	$(31,166)	$(23,938)	$(15,000)	$(8,614)	$(8,296)	$(8,140)	$1,736
Fixed charges - per below	54,192	47,831	44,539	46,626	44,329	20,624	22,292
Less:
Capitalized interest	(99)	(73)	(132)	(82)	(185)	(62)	(194)

Earnings before fixed charges	22,927	23,820	29,407	37,930	35,848	12,422	23,834

Fixed charges:
Interest expense (including amortization premiums and discounts related to indebtedness)	53,943	47,608	44,257	46,394	43,994	20,487	22,023
Early extinguishment of debt	—	—	—	—	—	—	—
Capitalized interest	99	73	132	82	185	62	194
Estimate of interest within rental expense	150	150	150	150	150	75	75

Total Fixed Charges	54,192	47,831	44,539	46,626	44,329	20,624	22,292

Income allocated to preferred shareholders	—	—	—	1,218	6,008	3,004	3,004
Total combined fixed charges and preferred distributions	54,192	47,831	44,539	47,844	50,337	23,628	25,296

Ratio of earnings to fixed charges (a)	0.42	0.50	0.66	0.79	0.71	0.53	0.94

(a)  In fiscal 2008, 2009, 2010, 2011 and 2012 and in the six months ended June 30, 2012 and 2013, earnings were insufficient to cover combined fixed charges and preferred distributions.  The Company must generate additional earnings of $31.3 million, $24.0 million, $15.1 million, $9.9 million and $14.5 million in fiscal 2008, 2009, 2010, 2011 and 2012, and $11.2 million and $1.5 million in the six months ended June 30, 2012 and 2013, respectively, to achieve a fixed charge coverage ratio of 1:1.